Exhibit 1.3

M.S. Rau Uncovers a Little Gem with Pivotal

New Orleans-based antique dealer uses Pivotal to target selective antique buyers

FOR IMMEDIATE RELEASE

Vancouver, BC – January 26, 2005 - Pivotal Corporation, a CDC Software company, and a leading CRM solution provider for mid-sized enterprises, today announced that M.S. Rau Antiques is using Pivotal to uncover little gems of customer knowledge and effectively manage relationships with highly selective antique buyers.

Based in New Orleans, Louisiana, M.S. Rau Antiques has been a French Quarter landmark for almost one hundred years, earning the trust of discerning antique collectors worldwide. The antique dealer’s 20,000-square-foot showroom literally overflows with remarkable collections of fine antique furnishings, silver, jewelry, porcelain and intriguing objets d’art. Carrying everything from rare pink diamonds to artworks by Renoir, Rodin and Van Gogh – items so rare that only a very select clientele are likely to be enticed into purchasing, M.S. Rau realized the need to efficiently manage customer relationships and provide extremely targeted marketing and customer service with a relatively small staff. With the help of Maverick Technologies, a Pivotal partner, M.S. Rau selected Pivotal CRM for its flexibility, ease of use and ability to integrate quickly with the company’s famous Website.

“The decision to purchase a rare antique is an exciting one, based on well defined preferences and criteria so it is important for us to provide extremely tailored customer service,” said Bill Rau, president, M.S. Rau Antiques. “The Pivotal system we had Maverick deploy allows our customers to easily provide us with their likes and dislikes while making it easier for us to respond in a timely, intelligent manner. We used to have piles of paper associated with each client, now we have a single, easily accessed record for each customer.”

The market for antiques such as a John Elsley painting valued at more than $800,000 is understandably small. With Pivotal CRM, M.S. Rau is in a much better position to effectively manage relationships with highly selective antique buyers seeking such uncommon items. Using the system, antique shoppers can enter their antique collecting preferences by creating a profile on the company’s Website. M.S. Rau can then provide personally tailored service, appropriately targeted catalogues and automatic alerts that feature high-resolution color photographs when an item matching the buyer’s preferences arrives in stock. Comprehensive client information and more than 100 custom reports allow M.S. Rau’s knowledgeable salespeople to quickly extract client preferences and offer similar items available – greatly enhancing cross selling opportunities that were once difficult.

According to Divesh Sisodraker, president and CEO of Pivotal, “M.S. Rau Antiques has established itself as a respected antique dealer through its commitment to outstanding and highly personalized customer service. The company is furthering its one hundred year history of service excellence by using Pivotal to continue to meet the exact needs of its discerning antique buying customers.”

About Pivotal Corporation

Pivotal Corporation, a software unit of chinadotcom corporation [NASDAQ: CHINA], is a leading CRM company that is 100 percent purpose-built to serve the demanding requirements of mid-sized enterprises – a powerful, highly flexible application platform, a complete set of CRM applications, and low-cost, results-producing implementation services. Pivotal delivers software and services that are designed to produce meaningful increases in revenues, margins and customer loyalty for companies and business units in the revenue range of $100 million to $3 billion. More than 1,700 companies around the world have licensed Pivotal including: Centex Homes, Farm Credit Services of America, Premera Blue Cross, Qiagen, Sharp Electronics Corporation, and WellCare Health Plans.

Pivotal’s complete CRM software suite includes a powerful application platform and additional capabilities in contact centers, partner management and interactive selling. For more information, visit www.pivotal.com.

About chinadotcom corporation

chinadotcom corporation (NASDAQ: CHINA; Website: www.corp.china.com) is a leading integrated enterprise software and mobile applications company focused on China and internationally. The company has approximately 1,800 employees with operations in over 14 countries.

For more information about chinadotcom corporation, please visit the website http://www.corp.china.com.

Forward Looking Statements

This press release includes “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995, including statements relating to the ability of Pivotal software and services to allow a client to efficiently manage their customer relationships and provide targeted marketing and customer service, the ability that the use of Pivotal software will make it easier for clients to respond in a timely, intelligent manner to the needs of the client’s customers, and the ability of Pivotal software and services to produce meaningful increases in revenue, margins and customer loyalty. These statements are based on management’s current expectations and are subject to risks and uncertainties and changes in circumstances. Factors that could cause actual results to differ materially from those anticipated in the forward looking statements include, the need to develop, integrate and deploy applications to meet customer’s requirements, the possibility of development or deployment difficulties or delays, the dependence on customer satisfaction with Pivotal’s CRM software, continued commitment to the deployment of the solution, and the ability of staff to extract customer preferences from custom reports generated with Pivotal CRM. Further information on risks or other factors is detailed in filings or submissions with the United States Securities and Exchange Commission made by our parent, chinadotcom corporation, including its Annual Report for the year ended December 31, 2003 on Form 20-F/A filed on July 8, 2004. All forward-looking statements included in this press release are based upon information available to management as of the date of the press release, and you are cautioned not to place undue reliance on any forward looking statements which speak only as of the date of this press release. The company assumes no obligation to update or alter the forward looking statements whether as a result of new information, future events or otherwise.

Press Contact:

Craig Clark
Pivotal Corporation
Tel: 604/699-8536
Email: cclark@pivotal.com

© 2005 Pivotal Corporation. All rights reserved. Pivotal is a registered trademark of Pivotal Corporation. All other trade names mentioned are trademarks and/or registered trademarks of their respective owners.